UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AmeriGas Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

030975 106

(CUSIP Number)

Monica M. Gaudiosi

460 North Gulph Road,

King of Prussia, Pennsylvania 19406

(610) 337-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 030975 106	13D	Page 2 of 19 Pages

1.	Name of reporting person: UGI Corporation
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: BK; WC; OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Commonwealth of Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power:* 103,615,415
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power:* 103,615,415

11.	Aggregate amount beneficially owned by each reporting person:* 103,615,415
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11):** 100%
14.	Type of reporting person: HC; CO

*	UGI Corporation and AmeriGas, Inc. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.
**	Based on a total of 103,615,415 Common Units outstanding as of August 21, 2019.

CUSIP No. 030975 106	13D	Page 3 of 19 Pages

1.	Name of reporting person: AmeriGas, Inc.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Commonwealth of Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power:* 103,615,415
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power:* 103,615,415

11.	Aggregate amount beneficially owned by each reporting person:* 103,615,415
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11):** 100%
14.	Type of reporting person: HC; CO

*	UGI Corporation and AmeriGas, Inc. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.
**	Based on a total of 103,615,415 Common Units outstanding as of August 21, 2019.

CUSIP No. 030975 106	13D	Page 4 of 19 Pages

1.	Name of reporting person: AmeriGas Propane, Inc.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Commonwealth of Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 103,615,415
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 103,615,415

11.	Aggregate amount beneficially owned by each reporting person: 103,615,415
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11):* 100%
14.	Type of reporting person: HC; CO

*	Based on a total of 103,615,415 Common Units outstanding as of August 21, 2019.

CUSIP No. 030975 106	13D	Page 5 of 19 Pages

1.	Name of reporting person: AmeriGas Propane Holdings, Inc.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 103,615,415
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 103,615,415

11.	Aggregate amount beneficially owned by each reporting person: 103,615,415
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11):** 100%
14.	Type of reporting person: HC; CO

*	Based on a total of 103,615,415 Common Units outstanding as of August 21, 2019.

CUSIP No. 030975 106	13D	Page 6 of 19 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission (“SEC”) on May 28, 1999 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of AmeriGas Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 1.	Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)	UGI Corporation, a Pennsylvania corporation (“UGI”), is the sole shareholder of AmeriGas (as defined herein).

(2)	AmeriGas, Inc., a Pennsylvania corporation (“AmeriGas”), is the sole shareholder of the General Partner (as defined herein).

(3)	AmeriGas Propane, Inc., a Pennsylvania corporation (the “General Partner”), is the general partner of the Issuer.

(4)	AmeriGas Propane Holdings, Inc., a Delaware corporation (“Holdings”), is the majority unitholder of the Issuer.

(b)	Principal Business Address and Principal Office Address of Reporting Persons:

(1)	The principal business address and principal office address of each of the Reporting Persons is 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

(c)	Present Principal Occupation or Principal Business:

(1)	The principal business of UGI is to act as a holding company that operates propane distribution, gas and electric utility and energy marketing businesses through its subsidiaries.

(2)	The principal business of AmeriGas is to act as a holding company that operates a propane distribution business through its subsidiaries.

(3)	The principal business of the General Partner is to serve as the General Partner of the Issuer.

(4)	The principal business of Holdings is to act as a holding company that operates a propane distribution business through its subsidiaries.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 030975 106	13D	Page 7 of 19 Pages

(f)	Each of the natural persons identified in this Item 2 is a U.S. citizen.

Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of the Reporting Persons (the “Listed Persons”) is provided on Schedule 1 and incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Total consideration paid for the Common Units in connection with the Merger (as defined below) was approximately $2.44 billion. Pursuant to the Merger Agreement (as defined below), the funding for the Merger described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) came from a combination of debt capital arranged by the Reporting Persons, cash on UGI’s balance sheet and newly issued UGI Shares (as defined below) as described in Item 4.

Credit Facility

To finance a portion of the merger consideration allocated to be paid in cash pursuant to the Merger Agreement, UGI has entered into that certain Credit Agreement (the “Credit Agreement”) by and among UGI, JPMorgan Chase Bank, N.A., as administrative agent, Citizens Bank, N.A., Credit Suisse AG, Cayman Islands Branch, PNC Bank, National Association and Wells Fargo Bank, National Association, as co-documentation agents, and the other financial institutions from time to time party thereto (collectively, the “Lenders”). Under and subject to the terms and conditions of the Credit Agreement, the Lenders have committed to provide to UGI senior, unsecured term loans in an aggregate principal amount of up to $550 million, available in two tranches of $250 million (the “Term A-1 Loans”) and $300 million (the “Term A-2 Loans”), and senior, unsecured revolving credit loans in an aggregate principal amount of up to $300 million (the “Revolving Loans”), including a letter of credit subfacility of up to $10 million. The Revolving Loans have a maturity date of the fifth anniversary of the effective date of the Revolving Loans, which was August 1, 2019. The Term A-1 Loans have a maturity date of the fifth anniversary of the effective date of the Term A-1 Loans, which was August 21, 2019. The Term A-2 Loans have a maturity date of the third anniversary of the effective date of the Term A-2 Loans, which was August 1, 2019. UGI may voluntarily prepay its borrowings under the Credit Agreement, in whole or in part, without any premium or penalty. Part of the borrowings under the Credit Agreement were used to fund a portion of the merger consideration allocated to be paid in cash pursuant to and in accordance with the Merger Agreement.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, a copy of which was filed by UGI as Exhibit 10.1 on its Current Report on Form 8-K, filed with the SEC on August 1, 2019, which is incorporated by reference into this Item 3.

Cash on Hand

UGI used cash on its balance sheet to fund the remaining portion of the approximately $1.22 billion cash component of the merger consideration that was not funded through borrowings under the Credit Agreement.

CUSIP No. 030975 106	13D	Page 8 of 19 Pages

UGI Shares

UGI issued approximately 34,621,411 shares of UGI common stock, no par value (“UGI Shares”), as the stock component of the merger consideration, as described below in Item 4.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

On August 21, 2019, the Issuer merged with and into AmeriGas Propane Holdings, LLC, an indirect, wholly owned subsidiary of UGI (“Merger Sub”), with the Issuer surviving as an indirect, wholly owned subsidiary of UGI (the “Merger”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among UGI, the General Partner, Holdings, Merger Sub and the Issuer. As a result of the Merger, all outstanding Common Units (other than Common Units owned by UGI and its subsidiaries, including the General Partner) (each, a “Public Common Unit”), were converted into the right to receive, at the election of each holder of Public Common Units, subject to proration as described in the Merger Agreement, one of the following forms of merger consideration (subject to applicable withholding tax): (i) 0.6378 UGI Shares; (ii)(A) $7.63 in cash, without interest, and (B) 0.500 UGI Shares; or (iii) $35.325 in cash, without interest. In connection with the Merger, the General Partner’s interest, including its right to incentive distributions, was converted into (x) 10,615,711 Common Units, which remain outstanding after the Merger, and (y) a non-economic general partner interest in the Issuer. The Common Units owned by UGI or its subsidiaries, excluding the General Partner, were automatically cancelled and cease to exist following the Merger. The 23,756,882 Common Units owned immediately prior to the effective time of the Merger by the General Partner were unaffected by the Merger and remain outstanding.

The limited liability company interests in Merger Sub issued and outstanding and held by Holdings immediately prior to the effective time of the Merger were converted into 69,242,822 Common Units.

Immediately following the consummation of the Merger, and the transactions contemplated by the Merger Agreement, the Reporting Persons beneficially own all of the outstanding Common Units. Accordingly, the Reporting Persons are causing the Common Units to cease to be listed on the New York Stock Exchange and to be deregistered under the Exchange Act. Holdings, as the majority unitholder of the Issuer, and the General Partner, as the general partner of the Issuer, amended the limited partnership agreement of the Issuer in the Merger.

The foregoing description of the Merger Agreement, and the transactions contemplated thereby, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit A to Amendment No. 2 to the Schedule 13D on April 2, 2019 and is incorporated by reference into this Item 4.

General

Except for those matters set forth above in this Amendment No. 3, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purposes or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 030975 106	13D	Page 9 of 19 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)	The aggregate number and percentage shares of Common Units beneficially owned by the Reporting Persons (based on a total of 103,615,415 Common Units outstanding as of August 21, 2019) are as follows:

UGI Corporation

(a)	Amount beneficially owned:

103,615,415 Common Units
Percentage: 100%

(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 103,615,415 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 103,615,415 Common Units

AmeriGas, Inc.

(a)	Amount beneficially owned:

103,615,415 Common Units
Percentage: 100%

(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 103,615,415 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 103,615,415 Common Units

AmeriGas Propane, Inc.

(a)	Amount beneficially owned:

103,615,415 Common Units
Percentage: 100%

(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 103,615,415 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 103,615,415 Common Units

AmeriGas Propane Holdings, Inc.

(a)	Amount beneficially owned:

103,615,415 Common Units
Percentage: 100%

(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 103,615,415 Common Units

CUSIP No. 030975 106	13D	Page 10 of 19 Pages

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 103,615,415 Common Units

(c)

Except as described in this Item 5(c), Item 3 above, Item 4 above, including in connection with the closing of the Merger and the payment of the merger consideration, or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the common units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in the common units during the past 60 days by the Listed Persons.

(d)

The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

As a result of the Merger described in Item 4 (which Item 4 is incorporated herein by reference), the Reporting Persons own all of the outstanding Common Units. Because the registration of the Common Units will be terminated, Common Units held by UGI and its subsidiaries will no longer be subject to reporting under Section 13(d) of the Exchange Act upon effectiveness of the deregistration. Consequently, this Amendment No. 3 constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Not Applicable.

CUSIP No. 030975 106	13D	Page 11 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 21, 2019

UGI CORPORATION

By:	/s/ John L. Walsh
Name:	John L. Walsh
Title:	President and Chief Executive Officer

AMERIGAS, INC.

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President

AMERIGAS PROPANE, INC.

By:	/s/ Hugh J. Gallagher
Name:	Hugh J. Gallagher
Title:	President and Chief Executive Officer

AMERIGAS PROPANE HOLDINGS, INC.

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President

CUSIP No. 030975 106	13D	Page 12 of 19 Pages

Schedule 1

Listed Persons

(As of August 21, 2019)

Executive Officers of UGI Corporation

Name: John L. Walsh

Principal Occupation: President, Chief Executive Officer and Director of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Ted J. Jastrzebski

Principal Occupation: Chief Financial Officer of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Robert F. Beard

Principal Occupation: Executive Vice President, Natural Gas, of UGI Corporation and President and Chief Executive Officer, UGI Utilities, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Roger Perreault

Principal Occupation: Executive Vice President, Global LPG, of UGI Corporation and President, UGI International, LLC

Citizenship: Canada

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Hugh J. Gallagher

Principal Occupation: President and Chief Executive Officer of AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

CUSIP No. 030975 106	13D	Page 13 of 19 Pages

Name: Laurie A. Bergman

Principal Occupation: Vice President – Chief Accounting Officer and Corporate Controller

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Joseph L. Hartz

Principal Occupation: President of UGI Energy Services, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Directors of UGI Corporation

Name: M. Shawn Bort

Principal Occupation: Retired Senior Vice President, Finance, Saint-Gobain Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Theodore A. Dosch

Principal Occupation: Executive Vice President of Finance and Chief Financial Officer, Anixter International Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Richard W. Gochnauer

Principal Occupation: Retired Chief Executive Officer, United Stationers, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Alan N. Harris

Principal Occupation: Retired Senior Advisor and Chief Development and Operations Officer, Spectra Energy Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Frank S. Hermance

Principal Occupation: Retired Chairman and Chief Executive Officer, AMETEK, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

CUSIP No. 030975 106	13D	Page 14 of 19 Pages

Transactions made within 60 days: Receipt of Merger consideration pursuant to the Merger Agreement.

Name: Anne Pol

Principal Occupation: Retired President and Chief Operating Officer, Trex Enterprises Corp.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Kelly A. Romano

Principal Occupation: Founder and Chief Executive Officer, Blueripple Capital, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Marvin O. Schlanger

Principal Occupation: Principal, Cherry Hill Chemical Investments, L.L.C. and Chairman of the Board

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: James B. Stallings, Jr.

Principal Occupation: Chief Executive Officer, PS27 Ventures

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: John L. Walsh

Principal Occupation: President and Chief Executive Officer of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Executive Officers of AmeriGas, Inc.

Name: Ted J. Jastrzebski

Principal Occupation: Chief Financial Officer of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Laurie A. Bergman

Principal Occupation: Vice President – Chief Accounting Officer and Corporate Controller of UGI Corporation and Vice President

Citizenship: USA

CUSIP No. 030975 106	13D	Page 15 of 19 Pages

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary of UGI Corporation and AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Directors of AmeriGas, Inc.

Name: John L. Walsh

Principal Occupation: President and Chief Executive Officer of UGI Corporation and Chairman of the Board of AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Ted J. Jastrzebski

Principal Occupation: Chief Financial Officer of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary of UGI Corporation and AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Executive Officers of AmeriGas Propane, Inc.

Name: John L. Walsh

Principal Occupation: President, Chief Executive Officer and Director of UGI Corporation and Chairman

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Roger Perreault

Principal Occupation: Executive Vice President, Global LPG, of UGI Corporation and President, UGI International, LLC and Director

Citizenship: Canada

CUSIP No. 030975 106	13D	Page 16 of 19 Pages

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Hugh J. Gallagher

Principal Occupation: President, Chief Executive Officer and Director

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Ann P. Kelly

Principal Occupation: Vice President – Finance and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Troy E. Fee

Principal Occupation: Vice President – Human Resources and Strategic Initiatives

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary of UGI Corporation and AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Anthony D. Rosback

Principal Occupation: Vice President and Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Craig Dadamo

Principal Occupation: Controller and Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

CUSIP No. 030975 106	13D	Page 17 of 19 Pages

Directors of AmeriGas Propane, Inc.

Name: John L. Walsh

Principal Occupation: President and Chief Executive Officer of UGI Corporation and Chairman of the Board

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Hugh J. Gallagher

Principal Occupation: President and Chief Executive Officer of AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Roger Perreault

Principal Occupation: Executive Vice President, Global LPG of UGI Corporation, and President, UGI International, LLC

Citizenship: Canada

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Ted J. Jastrzebski

Principal Occupation: Chief Financial Officer of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary of UGI Corporation and AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Officers of AmeriGas Propane Holdings, Inc.

Name: Ted J. Jastrzebski

Principal Occupation: Chief Financial Officer of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary of UGI Corporation and AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

CUSIP No. 030975 106	13D	Page 18 of 19 Pages

Name: Michael R. Pearson

Principal Occupation: Assistant Treasurer of AmeriGas Propane Holdings, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Pamela A. Meredith

Principal Occupation: Assistant Secretary of AmeriGas Propane Holdings, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Jessica A. Milner

Principal Occupation: Assistant Secretary of AmeriGas Propane Holdings, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Directors of AmeriGas Propane Holdings, Inc.

Name: John L. Walsh

Principal Occupation: President and Chief Executive Officer of UGI Corporation and Chairman of the Board of AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.

Name: Ted J. Jastrzebski

Principal Occupation: Chief Financial Officer of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary of UGI Corporation and AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

CUSIP No. 030975 106	13D	Page 19 of 19 Pages

Name: Roger Perreault

Principal Occupation: Executive Vice President, Global LPG, of UGI Corporation and President, UGI International, LLC

Citizenship: Canada

Amount Beneficially Owned: 0

Transactions made within 60 days: Receipt of merger consideration pursuant to the Merger Agreement.